Exhibit 99.19

Albert Chance
Golder Associates Ltd.

CONSENT OF EXPERT
March 25, 2011

To:                    Entrée Gold Inc.

And To:             British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
United States Securities and Exchange Commission

I refer to the report titled “Lookout Hill Property Technical Report”, with an effective date of June 9, 2010 (the “Technical Report”) as referenced in the Annual Information Form dated March 25, 2011 (the “AIF”) of Entrée Gold Inc. (the “Company”) and documents incorporated by reference therein.

This consent is being filed as my consent to the use of my name and the Technical Report, including extracts from or summaries thereof, in and as part of the AIF and in documents incorporated by reference therein.

I confirm that I have read the AIF and I have no reason to believe that there are any misrepresentations that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

I consent to the filing of this consent with the United States Securities and Exchange Commission and to the use of my name and the Technical Report, including extracts from or summaries thereof, in and as part of the Company’s Annual Report on Form 40-F dated March 25, 2011 (the “Form 40-F”), and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to the Company’s Form F-10/A Registration Statement (No. 333-170290), to incorporate the Form 40-F.

Sincerely,

  /s/ A.V. Chance
A.V. Chance, P.Eng.

Golder Associates Ltd.